                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                               PERINI CORPORATION
                               ------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   713839 10 8
                                   -----------
                                 (CUSIP Number)

                               Kathleen E. Shannon
                       Senior Vice President and Secretary
                       American International Group, Inc.
                                 70 Pine Street
                            New York, New York 10270
                                 (212) 770-7000

           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                DECEMBER 20, 2005
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of this Schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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CUSIP No. 713839 10 8

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           AMERICAN INTERNATIONAL GROUP, INC.
           IRS Identification No. 13-2592361
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Incorporated in the State of Delaware

--------------------------------------------------------------------------------
                            7        SOLE VOTING POWER
        NUMBER OF
          SHARES            ----------------------------------------------------
       BENEFICIALLY         8        SHARED VOTING POWER
         OWNED BY                    2,406,945
           EACH
        REPORTING           ----------------------------------------------------
          PERSON            9        SOLE DISPOSITIVE POWER
           WITH
                            ----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER
                                     2,406,945

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,406,945

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                           [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           9.25%

--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           HC, CO
--------------------------------------------------------------------------------

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CUSIP No. 713839 10 8

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
           IRS Identification No. 25-0687550
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Incorporated in the Commonwealth of Pennsylvania

--------------------------------------------------------------------------------
                            7        SOLE VOTING POWER
        NUMBER OF
          SHARES            ----------------------------------------------------
       BENEFICIALLY         8        SHARED VOTING POWER
         OWNED BY                    2,392,972
           EACH
        REPORTING           ----------------------------------------------------
          PERSON            9        SOLE DISPOSITIVE POWER
           WITH
                            ----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER
                                     2,392,972

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,392,972

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                           [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           9.19%

--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           IC
--------------------------------------------------------------------------------

CUSIP No. 713839 10 8

ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 2 ("Amendment No. 2") amends and supplements the Amendment No. 1 to the Statement on Schedule 13D, dated April 16, 2004, relating to the Common Stock, $1.00 par value ("Common Stock") of Perini Corporation, a Massachusetts corporation (the "Company") and the Statement on Schedule 13D, dated February 5, 2000 (the "Original 13D"). The principal executive offices of the Company are located at 73 Mt. Wayte Avenue, Framingham, Massachusetts 01701.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) - (c) and (f). This Statement is filed by American International Group, Inc., a Delaware corporation ("AIG"), on behalf of itself and its wholly-owned subsidiary, National Union Fire Insurance Company of Pittsburgh, Pa., a Pennsylvania corporation ("National Union"). The 2,406,945 shares of Common Stock owned by AIG include 13,973 shares of Common Stock held by certain investment advisor subsidiaries of AIG on behalf of their clients. AIG disclaims beneficial ownership of the 13,973 shares of Common Stock except to the extent of any pecuniary interest therein. AIG is a holding company which, through its subsidiaries, is primarily engaged in a broad range of insurance and insurance-related activities in the United State and abroad. AIG's primary activities include both general insurance and life insurance & retirement services operations. Other significant activities include financial services and asset management.

         Starr International Company, Inc., a Panamanian corporation ("SICO"), has the sole power to vote and direct the disposition of 310,905,397 shares of common stock, par value $2.50 per share, of AIG ("AIG Shares"). C.V. Starr & Co., Inc., a Delaware corporation ("Starr"), has the shared power to vote and direct the disposition of 47,337,246 AIG Shares (18,644,278 of which are held by the C.V. Starr & Co., Inc. Trust ("Starr Trust"), of which Starr is a beneficiary). Maurice R. Greenberg, a United States citizen, has the sole power to vote and direct the disposition of 2,902,938 AIG Shares, 52 of which are held directly by Mr. Greenberg and 2,902,886 of which may be acquired pursuant to stock options previously granted by AIG to Mr. Greenberg as a then officer and director of AIG. Mr. Greenberg has shared power to vote and direct the disposition of 90,931,972 AIG Shares, 43,488,151 of which are held as a tenant in common with Mr. Greenberg's wife, 106,627 of which are held in family trusts of which Mr. Greenberg is a trustee, and 47,337,246 of which are held by Starr (18,644,278 shares of which are held by the Starr Trust, for which Starr is a beneficiary and Mr. Greenberg is a trustee). Mr. Greenberg owns 12.8% of the voting common stock of Starr, and has irrevocable proxies until January 17, 2006, to vote in the aggregate, together with his direct ownership, 32.3% of the voting common stock of Starr. Edward E. Matthews, a United States citizen, has the sole power to vote and direct the disposition of 1,991,635 AIG Shares, 1,569,135 of which are held directly by Mr. Matthews and 422,500 of which may be acquired pursuant to stock options previously granted by AIG to Mr.
Matthews as a then officer and director of AIG. Mr. Matthews has shared power to vote and direct the disposition of 18,667,178 AIG Shares, 22,900 of which are held by Mr. Matthews' wife and 18,644,278 of which are held by the Starr Trust, for which Starr is a beneficiary and Mr. Matthews is a trustee.

         The principal executive office of AIG and National Union is located at 70 Pine Street, New York, New York 10270. The principal executive offices of SICO are located at Clifton House-Suite 59, Lower Fitzwilliam Street, Dublin 2, Ireland and Mercury House, 101 Front Street, Hamilton HM12, Bermuda. The principal executive office of Starr is located at 399 Park Avenue, 17th Floor, New York, New York 10022. The names of the directors and executive officers ("Covered Persons") of AIG, National Union, SICO, and Starr, their business addresses and principal occupations, including the business addresses and principal occupations of Messrs. Greenberg and Matthews, are set forth in Exhibit A attached hereto, which is incorporated herein by reference in its entirety. The business address indicated for Messrs. Greenberg and Matthews and each other Covered Person is also the address of the principal employer of such person. Each of the Covered Persons is a citizen of the United States, except for Messrs. Sullivan, Tse, Tyler and Walsh, who are British Subjects, Mr. Marshall A. Cohen, who is a Canadian citizen, Dr. Jacob A. Frenkel, who is a citizen of the State of Israel and the Republic of Poland, and Mr. Zalamea, who is a citizen of the Republic of the Philippines.

         Except as provided for in the next sentence, all information provided in this Amendment No. 2 (including, without limitation, in this Item 2 and Exhibit A to this Amendment No. 2) with respect to Messrs. Greenberg and Matthews, SICO and Starr and their respective directors and executive officers is provided based solely on the information set forth in the Statement on
Schedule 13D relating to AIG Shares, dated November 23, 2005, filed on behalf of Messrs. Greenberg and Matthews, SICO and Starr and the Form 4 relating to AIG Shares filed by Mr. Greenberg on December 16, 2005. The information provided in this Amendment No. 2 with respect to the ownership of, and transactions in, the Common Shares of the Company by Messrs. Greenberg and Matthews, SICO and Starr and their respective directors and executive officers is provided based solely on publicly available information. In each case, such information may not be accurate or complete and AIG takes no responsibility therefor and makes no representation to its accuracy or completeness as of the date hereof or any subsequent date.

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CUSIP No. 713839 10 8

         (d) and (e) Except as set forth in the following three paragraphs, during the last five years, none of AIG, National Union, Messrs. Greenberg and Matthews, SICO, Starr, or any of the Covered Persons, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         In November 2004, AIG and AIG Financial Products Corp. ("AIGFP"), a subsidiary of AIG, reached a final settlement with the Securities and Exchange Commission ("SEC"), the Fraud Section of the United States Department of Justice ("DOJ") and the United States Attorney for the Southern District of Indiana with respect to issues arising from certain structured transactions entered into with Brightpoint, Inc. and The PNC Financial Services Group, Inc. ("PNC"), the marketing of transactions similar to the PNC transactions and related matters.

         AIG, without admitting or denying the allegations in the SEC complaint, consented to the issuance of a final judgment: (a) permanently enjoining it and its employees and related persons from violating Section 10(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Exchange Act Rule 10b-5, and Section 17(a) of the Securities Act of 1933, as amended (the "Securities Act"), and from aiding and abetting violations of Sections 13(a) and 13(b)(2)(A) of the Exchange Act and Exchange Act Rules 12b-20, 13a-1, and 13a-13; (b) ordering it to disgorge the $39,821,000 in fees that it received from the PNC transactions, plus prejudgment interest of $6,545,000; and (c) providing for AIG to establish a transaction review committee to review the appropriateness of certain future transactions and to retain an independent consultant to examine certain transactions entered into between 2000 and 2004 and review the policies and procedures of the transaction review committee.

         The settlement with the DOJ consists of separate agreements with AIG and AIGFP and a complaint filed against, and deferred prosecution agreement with, AIGFP PAGIC Equity Holding Corp. ("AIGFP PAGIC"), a wholly-owned subsidiary of AIGFP. Under the terms of the settlement, AIGFP paid a monetary penalty of $80 million and, provided that AIG, AIGFP and AIGFP PAGIC satisfy their obligations under the DOJ agreements, the DOJ will seek a dismissal with prejudice of the AIGFP PAGIC complaint after 13 months and will not prosecute AIG or AIGFP in connection with the PNC transactions or the Brightpoint transaction that was settled by AIG with the SEC in 2003. The obligations of AIG, AIGFP and AIGFP PAGIC under the DOJ agreements relate principally to cooperating with the DOJ and other federal agencies in connection with their related investigations.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This filing is not being made as a result of any particular acquisition of Common Stock by the reporting persons.

ITEM 4.  PURPOSE OF TRANSACTION

         On December 20, 2005, National Union sold 266,874 shares of the Common Stock, at a price per share of $22.44375, in a public offering (the "Offering") pursuant to the Company's Registration Statement on Form S-1 (File No. 333-117344). National Union also granted to the underwriters of the Offering an option to purchase an additional 40,031 shares of the Common Stock, at a price per share of $22.44375, to cover over-allotments made by the underwriters in the Offering. Also, in connection with the Offering, National Union entered into a letter agreement dated November 28, 2005 (the "Lock-Up Letter") with UBS Securities LLC (acting on behalf of itself and the several underwriters of the Offering), pursuant to which, among other things and subject to certain exceptions described in the Lock-Up Letter, including pursuant to the Call Right described below, National Union agreed that, for a period ending 90 days after the date of the final prospectus relating to the Offering, National Union will not, without the prior written consent of UBS Securities LLC: (i) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of the Common Stock or securities convertible into or exchangeable or exercisable for any shares of the Common Stock, (ii) enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of shares of Common Stock, whether any such aforementioned transaction is to be settled by delivery of shares of Common Stock or such other securities, in cash or otherwise, or (iii) publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement. The 90-day period may be extended under certain circumstances described in the Lock-Up Letter. At any time and without public notice, UBS Securities LLC may, in its sole discretion, release some or all the securities from these lock-up agreements. A copy of the Lock-Up Letter is attached as Exhibit B hereto and incorporated in its entirety by reference. The descriptions of the Lock-Up Letter set forth herein are qualified in their entirety by reference to the Lock-Up Letter.

CUSIP No. 713839 10 8

         As disclosed under Item 4 of the Original 13D, in connection with National Union's acquisition of Common Stock of the Company in March 2000, National Union entered into that certain Shareholders' Agreement (the "Shareholders' Agreement") dated March 29, 2000 (the form of which was filed as Exhibit (d) to the Original 13D) that, among other things, gives Tutor-Saliba Corporation ("TSC") and Ronald N. Tutor the right, under certain circumstances, to call such shares of Common Stock from National Union for a price specified in the Shareholders' Agreement (the "Call Right"). In connection with the Offering, TSC and National Union agreed to eliminate their rights of first refusal under the Shareholders' Agreement with respect to transfers of the other parties' shares of Common Stock, although TSC will retain its right of first refusal under the Shareholders' Agreement with respect to the shares held by National Union that are also subject to the put and call arrangement between TSC and National Union. In addition, each of the selling stockholders in the Offering agreed to eliminate its "tag along" rights under the Shareholders' Agreement. The put and call arrangements between TSC and National Union under the Shareholders' Agreement remained unchanged. On December 21, 2005, National Union received a notice from TSC exercising the Call Right for all of the shares of Common Stock owned by National Union (the "Call Notice") subject to the Call Right. Pursuant to the exercise of the Call Right, National Union will sell to TSC 2,352,941 shares of Common Stock at a price of $8.365 per share. The sale will take place on or before December 31, 2005 on a business day to be mutually agreed upon by National Union and TSC. A copy of the Call Notice is attached as Exhibit D hereto and incorporated in its entirety by reference. AIG and National Union expect to file a subsequent amendment upon the disposition the shares of Common Stock pursuant to the Call Right.

         Except as disclosed herein, none of AIG, National Union, or, to the best knowledge of AIG, any of the Covered Persons, has any plans or proposals which relate to or which would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However AIG intends to review its investment in the Company on a continuing basis and may, as part of this ongoing evaluation of its investment, formulate new plans or proposals which could relate to or which could result in one or more of the actions referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D, including, without limitation, increasing or decreasing of the size of AIG's investment in the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b) The information required by these paragraphs is set forth in items 7 through 11 and 13 of the cover pages of the Amendment No. 2.

         (c) Other than as described in this Amendment No. 2, AIG, National Union, to the best of AIG's knowledge, the Covered Persons, and, based solely on the information described in the last paragraph of the subsection (a)-(c) and
(f) of Item 2 above, Messrs. Greenberg and Matthews, SICO and Starr and their respective directors and executive officers, have not engaged in any transactions in the Common Stock within the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The response to Item 4 of this Amendment No. 2 is incorporated by reference herein in its entirety.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         A) List of Directors and Executive Officers of American International Group, Inc., National Union Fire Insurance Company of Pittsburgh, Pa., Starr International Company, Inc. and C.V. Starr & Co., Inc., their business addresses and principal occupations.

         B) Letter Agreement, dated as of November 28, 2005, by and between National Union Fire Insurance Company of Pittsburgh, Pa. and UBS Securities LLC, on behalf of itself and the several underwriters.

         C) Letter Agreement by and among Perini Corporation, Blum Capital Partners, L.P., PB Capital Partners, L.P., National Union Fire Insurance Company of Pittsburgh, Pa., The Union Labor Life Insurance Company, O&G Industries, Inc. and Tutor-Saliba Corporation, dated as of December 14, 2005.

         D) Notice of Exercise of Call Option, dated as of December 21, 2005, from Tutor-Saliba Corporation.

CUSIP No. 713839 10 8

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, each of us certifies that the information set forth in this amendment to this statement is true, complete and correct.

Dated:  December 22, 2005      AMERICAN INTERNATIONAL GROUP, INC.


                             By: /s/ Kathleen E. Shannon
                                 ----------------------------
                                 Name:  Kathleen E. Shannon
                                 Title:    Senior Vice President and Secretary

                                 NATIONAL UNION FIRE INSURANCE COMPANY OF
                                 PITTSBURGH, PA.,

                                 By: AIG Global Investment Corp., its investment
                                     advisor


                                      By: /s/ FT Chong
                                          ----------------------------
                                          Name: FT Chong
                                          Title: Managing Director

CUSIP No. 713839 10 8

                                  EXHIBIT INDEX

EXHIBIT           DESCRIPTION
-------           -----------
A                 List of Directors and Executive Officers of American
                  International Group, Inc., National Union Fire Insurance
                  Company of Pittsburgh, Pa., Starr International Company, Inc.
                  and C.V. Starr & Co., Inc., their business addresses and principal occupations.

B Letter Agreement, dated as of November 28, 2005, by and between National Union Fire Insurance Company of Pittsburgh, Pa. And UBS Securities LLC,, on behalf of itself and the several underwriters.

C Letter Agreement by and among Perini Corporation, Blum Capital Partners, L.P., PB Capital Partners, L.P., National Union Fire Insurance Company of Pittsburgh, Pa., The Union Labor Life Insurance Company, O&G Industries, Inc. and Tutor-Saliba Corporation, dated as of December 14, 2005.

D Notice of Exercise of Call Option, dated as of December 21, 2005, from Tutor-Saliba Corporation.